EXHIBIT (A)(9)

APPENDIX A: ADDENDUM SETTING FORTH CANADIAN TAX IMPLICATIONS

TO BE SENT TO CANADIAN EMPLOYEES

TAX IMPLICATIONS OF HOMESTORE COMMON STOCK OPTION TENDER OFFER

      The following tax information relates to the tam implications pertaining to the stock option tender offer program, detailed information of which was sent to you via email on July 26, 2002 in the form of a Schedule TO and related Offer to Exchange (collectively, the “Tender Offer Statement”). Terms not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Statement.

      The following is a general summary of the material Canadian federal income tax consequences of the exchange of your Old Options and the grant of New Options pursuant to the terms of the Offer for individuals who are tax residents in Canada.

      This summary is based on the provisions of the Canadian federal Income Tax Act and the regulations thereunder in force at the date hereof and tax counsel’s understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Canadian federal Income Tax Act and the regulations thereunder which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). There can be no assurance that the Proposed Amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial, or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

      This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. We advise all option holders considering Exchanging their Old Options o meet with their own tax advisors. If you are a citizen or resident of another country, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

Option Replacement

      The exercise price of any New Options granted to you pursuant to this Offer will be the fair market value of the underlying shares on the Replacement Grant Date. As a result, the tender of the Old Options in exchange for New Options will be eligible for a tax-neutral rollover.

      Subject to the above, we do not believe that you will be subject to tax when the New Options are granted to you.

Exercise

      Subject to the deferral provisions discussed below, you will recognize taxable income from employment upon the exercise of the New Options. The taxable income is the difference (or “spread”) between the fair market value of the shares on the date of exercise and the exercise price. However, for income tax purposes, you can deduct one-half of this spread and you will be subject to income tax on the remaining one-half of the spread at your applicable marginal income tax rate. You also may be subject to social security taxes on the spread to the extent your maximum social tax contribution limit has not been reached.

      You may defer the taxation on the spread until the earlier of the time that you sell the shares purchased on exercise, die or become a non-resident of Canada. In order to be eligible for this deferral, you must file an election with your employer by January 15 of the year following the year in which shares are acquired upon exercise of your New Options.

      You can defer taxation on the spread only up to the first C$100,000 worth of options that vest in any one year. For the purpose of calculating this limit, the value of an option equals the fair market value of the shares subject to the option at the time the option was granted.

Sale of Shares

      If you acquire shares upon exercise, you will be subject to tax when you subsequently sell the shares. The taxable amount will generally be one-half of the difference between the sale price and the fair market value of the shares on the date of exercise (less any brokerage fees). Income tax will be assessed on the taxable income at your marginal income tax rate.

      One-half of any loss arising on the sale of the shares (including any brokerage fees) may be deducted from any taxable capital gain for the year, the previous three taxation years, or any subsequent taxation year.

      Any amount on which taxation was deferred at exercise will become taxable at the time the shares are sold.

Withholding and Reporting

      A T4 Form will be filed with the Canada Customs and Revenue Agency and a copy delivered to you prior to the last day of February in the year following the year in which you exercise your New Options. The T4 Form will indicate the amount of the benefit and any amount subject to the 50% deduction. You must report the stock option income, capital gains, dividend receipts, and any deductions, if applicable, in your annual income tax return.

      Your employer will not withhold taxes on these amounts and you are required to pay any additional amounts owing by you. For every year you have a balance of deferred stock option benefits outstanding you must file a Form T1212 with the Canada Customs and Revenue Agency together with your annual tax return.

      Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the Offer.

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